

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2018

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
200 Sidney Street, Suite 310
Cambridge, Massachusetts 02139

> **Re: Translate Bio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed February 9, 2018**
> **CIK No. 0001693415**

Dear Mr. Renaud:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Overview, page 1

1. Please explain the basis for your statement that you are a leading messenger RNA therapeutics company given that you have not initiated clinical trials for any product candidate. Please also balance your disclosure by indicating that you are a preclinical stage company.

2. Please balance your disclosure that you plan to initiate a Phase 1/2 clinical trial of MRT5005 in 2018 with the fact that you are subject to a clinical hold instituted by the FDA and if such clinical hold is not lifted, you will not be able to begin your clinical trial.

Please also revise the pipeline table on page 3 and 95 to indicate that the Phase 1/2 trial is subject to a clinical hold, including the circumstances leading to the clinical hold. Please also revise your statement that the Phase 1/2 trial is "pending" given that your trial is not yet active at any investigational site and has not yet recruited any subjects.

Our Pipeline, page 3

3.   Please revise the pipeline table to remove the programs that are in the discovery phase. Because you have not identified a product candidate for these programs, it is premature to include them in a product pipeline table.

Implications of Being an Emerging Growth Company, page 8

4.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Use of Proceeds, page 65

5.   Please amend your disclosure to indicate how far the allocations set forth in this section will advance MRT5005 and MRT5201.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation, page 90

6.   Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Executive Compensation
Summary Compensation Table, page 147

7.   It appears from the Summary Compensation Table and your disclosure on page 148 that you award compensation pursuant to a non-equity incentive plan. Please revise your disclosure to include the material terms of the non-equity incentive plan, including a general description of the formula or criteria you will use in determining the amounts payable. Refer to Item 402(o)(5) of Regulation S-K. Please also confirm that you will disclose the amount of the performance cash-bonus in a future amendment or at a future date.

General

8. We note that you have requested confidential treatment for agreements that are filed as exhibits to the registration statement. We will send any comments on your application for confidential treatment under separate cover.

9. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

You may contact Vanessa Robertson at (202) 551-3649 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Erin Jaskot at (202) 551-3442 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc: Cynthia Mazareas